Mail Stop 3561

November 18, 2008

Via Fax & U.S. Mail

Mrs. Inger M. Klemp
 Chief Financial Officer
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

      Re: Frontline Ltd.
              Form 20-F for the year ended December 31, 2007
              File No. 1-16601

Dear Mrs. Klemp:

      We have completed our review of your Form 20-F and have no further comments at this time.

              Sincerely,

              David R. Humphrey
              Branch Chief